601 Lexington Avenue
New York, NY 10022

(212) 446-4800	Facsimile:
(212) 446-4900
www.kirkland.com

April 19, 2018

VIA COURIER AND EDGAR

Sonia Gupta Barros
Assistant Director — Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             Wyndham Hotels & Resorts, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed April 19, 2018
File No. 001-38432

Dear Ms. Barros:

On behalf of our client Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Company has filed with the Securities and Exchange Commission (the “Commission”), on the date hereof, the above-captioned Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement Amendment”), filed on March 16, 2018 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis on November 20, 2017 (the “Draft Registration Statement”), as amended by Amendment No. 1 to the Draft Registration Statement, confidentially submitted on February 5, 2018, and Amendment No. 2 to the Draft Registration Statement, confidentially submitted on March 13, 2018.

The Company has made certain revisions to the Registration Statement in response to the comment letter, dated April 5, 2018, from the staff of the Commission (the “Staff”). In addition, the Company has made certain updates to the disclosures contained in the Registration Statement. The numbered paragraph below sets forth the Staff’s comment together with the Company’s response. Page numbers in the Company’s response correspond to page numbers in the Registration Statement Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement Amendment. This letter is based in part on representations of the Company.

Beijing  Boston  Chicago  Hong Kong  Houston  London  Los Angeles  Munich  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Unaudited Pro Forma Combined Financial Statements

5. Pro Forma Adjustments, Page 65

1.                                      Staff’s Comment: We note your response to prior comment 7. Please separately discuss the material inputs used to value trademarks, franchise agreements and other material intangible assets to be acquired from La Quinta. Such information should include, but not be limited to, the material quantitative and qualitative aspects of inputs used based on the underlying agreements to derive the amounts depicted within your preliminary estimated purchase price allocation. Additionally, include a discussion of the valuation technique(s) and inputs used in your preliminary valuation, or tell us why you believe such disclosure is not beneficial to investors.

Response: Wyndham Hotels respectfully advises the Staff that the preliminary valuations of the trademarks, franchise agreements and management agreements that are expected to be acquired from La Quinta were based on a relief-from-royalty method and discounted cash flow method, as appropriate. The Company utilized data and inputs which were obtained through the due diligence process in connection with the La Quinta acquisition, and thus was limited by the amount of information that La Quinta made available to the Company. The final valuation will be performed with the assistance of a third-party valuation firm and will include the consideration of multiple valuation techniques that the Company deems appropriate for the measurement of fair value of the assets to be acquired and liabilities to be assumed.

The Company utilized the relief-from-royalty method to estimate the preliminary fair value of the trademarks and the discounted cash flow method to estimate the preliminary fair values of the franchise and management agreements. The Company has revised the disclosure on page 68 of the Registration Statement Amendment to include the statements below. The Company believes the revised disclosure presented below reflects pro forma adjustments that are factually supportable in accordance with Article 11 of Regulation S-X and that such unaudited pro forma combined financial statements comply as to form in all material respects with the applicable requirements of Rule 11-02 of Regulation S-X.

5. Pro Forma Adjustments – Note (iv)

The identifiable intangible assets associated with the La Quinta acquisition consist of trademarks, franchise agreements and management agreements. The preliminary fair value estimate for the identifiable intangible assets was derived from the Company’s internal valuation model using a relief-from-royalty method and discounted cash flow method, as appropriate. The assumptions and underlying data utilized by the Company were obtained through the due diligence process, and thus were limited by the amount of information that La Quinta made available. The final valuation will be performed with the assistance of a third-party valuation firm and will include the consideration of various valuation techniques that the Company deems appropriate for the measurement of fair value of the assets to be acquired and liabilities to be assumed. As a result, the final valuation may be materially different and could result in a change to the fair value of the intangible assets as additional information becomes available once the acquisition has been completed.

The preliminary valuation of the trademarks is based on the Company’s internal valuation model, which utilized the relief-from-royalty method. The preliminary and more significant assumptions that were utilized were based on internal projections, including forecasted gross room revenues, an assumed pre-tax royalty rate of 3%, tax affected based on an effective tax rate of approximately 38% to derive an after-tax royalty rate, and a discount rate of 9.5%. A 25 basis point change in any one of forecasted gross room revenue, pre-tax royalty rate or the discount rate would result in an increase or decrease of between $15 million and $55 million in the fair value of the trademarks.

The preliminary valuations of the franchise agreements and management agreements are based on the Company’s internal valuation model, which utilized the discounted cash flow method based on forecasted cash flows from La Quinta’s existing franchise agreements and the anticipated CorePoint franchise agreements and management agreements (the “CorePoint agreements”) that are estimated to be generated over the estimated terms of such contracts. The expected cash flows projections were based on the terms of the agreements, and adjusted for inflation and the costs and expenses required to generate the revenues under such agreements.

The preliminary and more significant assumptions that were utilized for La Quinta’s existing franchise agreements were:(i) forecasted gross room revenues, (ii) a franchise fee of 4.5%, tax affected based on an effective tax rate of approximately 38% to derive an after-tax rate, (iii) an assumed pre-tax royalty charge of 3%, and (iv) a discount rate of 9.5%. A 25 basis point change in any one of forecasted gross room revenue, pre-tax royalty charge or the discount rate would result in an increase or decrease of between $1 million and $23 million in the fair value of the franchise agreements.

The preliminary and more significant assumptions that were utilized for the anticipated CorePoint agreements were: (i) forecasted gross room revenues, (ii) franchise and management fee rates of 5.0% each, which were tax affected based on an effective tax rate of approximately 38% to derive an after-tax royalty rate, (iii) an assumed pre-tax royalty charge of 3%, and (iv) a discount rate of 9.5% and 10% for CorePoint franchised and management agreements, respectively. A 25 basis point change in any one of forecasted gross room revenue, pre-tax royalty charge or the discount rate would result in an increase or decrease of between $2 million and $15 million in the fair value of the CorePoint franchised and management agreements.

The preliminary fair value estimate for the identifiable intangible assets was derived from the Company’s internal valuation model utilizing an effective tax rate of approximately 38%. The final valuation will be performed with the assistance of a third-party valuation firm which will utilize the Company’s effective tax rate in 2018, which will reflect the U.S. Tax Cuts and Jobs Act, which reduced federal income tax rates effective January 1, 2018. As a result, a decrease in the effective tax rate will have the effect of increasing the identifiable intangible assets and a corresponding decrease in goodwill.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4660.

Sincerely,

/s/Christian O. Nagler
Christian O. Nagler

cc:                                Nick Rossi
Wyndham Hotels & Resorts, Inc.